UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Harrison Global Holdings Inc. (the Company) hereby reports that on October 24, 2025, the Company completed the second tranche closing of its previously announced PIPE financing under the Securities Purchase Agreement dated May 21, 2025, as supplemented by the PIPE Financing Addendum dated September 15, 2025.

At this second tranche closing, the Company issued 357,142,857 Class A ordinary shares at a purchase price of US$0.14 per share, for an aggregate subscription amount of US$50,000,000, consistent with the Addendum. The closing and issuance were confirmed by written investor consent and duly authorized by the Board of Directors.

Following the completion of this closing, the Company now has a total of 545,658,791 ordinary shares issued and outstanding as of the date of this Report, consisting of:

Class	Shares Outstanding	Voting Rights
Class A ordinary shares	495,658,791	1 vote per share
Class B ordinary shares	50,000,000	30 votes per share

Note: Each Class B ordinary share is entitled to thirty (30) votes per share, and each Class A ordinary share is entitled to one (1) vote per share.

A detailed breakdown of the Company shareholders is included as Attachment A (Shareholder List as of October 24, 2025), incorporated by reference herein.


The Company relied on the exemptions from registration provided by Regulation D (Rule 506(c)) of the Securities Act of 1933 for U.S. accredited investors and Regulation S for non-U.S. investors.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those described due to changes in market conditions or other factors affecting the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: October 24, 2025